UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

China Digital TV Holding Co., Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.0005 per share

(Title of Class of Securities)

16938G 107 (1)

(CUSIP Number)

David Kimelberg

SoftBank Inc.

38 Glen Avenue

Newton, Massachusetts 02459

(617) 928-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one Ordinary Share.

13D

CUSIP No. 16938G 107	Page 2 of 12 Pages

1.	Names of Reporting Persons. SB ASIA INFRASTRUCTURE FUND L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) PN

13D

CUSIP No. 16938G 107	Page 3 of 12 Pages

1.	Names of Reporting Persons. SB ASIA PACIFIC PARTNERS L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) PN

13D

CUSIP No. 16938G 107	Page 4 of 12 Pages

1.	Names of Reporting Persons. SB ASIA PACIFIC INVESTMENTS LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 16938G 107	Page 5 of 12 Pages

1.	Names of Reporting Persons. ASIA INFRASTRUCTURE INVESTMENTS LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 16938G 107	Page 6 of 12 Pages

1.	Names of Reporting Persons. SB FIRST SINGAPORE PTE. LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 16938G 107	Page 7 of 12 Pages

1.	Names of Reporting Persons. SOFTBANK CORP.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Japan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 16938G 107	Page 8 of 12 Pages

1.	Names of Reporting Persons. RONALD D. FISHER
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) IN

13D

CUSIP No. 16938G 107	Page 9 of 12 Pages

This Amendment No. 5 amends the Schedule 13D filed by the reporting persons with the Securities and Exchange Commission (the “SEC”) on January 5, 2009 (the “Original 13D”), as amended by Amendment No. 1 filed with the SEC on February 3, 2009, as amended by Amendment No. 2 filed with the SEC on March 17, 2009, as amended by Amendment No. 3 filed with the SEC on November 15, 2013, as amended by Amendment No. 4 filed with the SEC on March 10, 2014 (the Original 13D, as so amended and as amended herein, the “Schedule 13D”). Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) and (e) are hereby amended and restated as follows:

(a) As of the date hereof, none of the reporting persons beneficially owns any Ordinary Shares.

(b)

	No. of shares beneficially owned	% of shares beneficially owned	Shares subject to sole voting power	Shares subject to shared voting power	Shares subject to sole dispositive power	Shares subject to shared dispositive power

SB Asia Infrastructure Fund L.P. (the “Fund”)	0	0	0	0	0	0

SB Asia Pacific Partners L.P. (the “GP”)	0	0	0	0	0	0

SB Asia Pacific Investments Limited (“SB Investments”)	0	0	0	0	0	0

Asia Infrastructure Investments Limited (“Asia Investments”)	0	0	0	0	0	0

SB First Singapore Pte. Ltd. (“SB Singapore”)	0	0	0	0	0	0

SoftBank Corp. (“Softbank”)	0	0	0	0	0	0

Ronald D. Fisher	0	0	0	0	0	0

(c) On March 10, 2014, the Fund sold 7,300 American Depositary Shares, each representing one Ordinary Share, in open market sales, at a price per share of $3.0102.

On April 29, 2014, pursuant to a Share Purchase Agreement dated April 10, 2014 (the “Share Purchase Agreement”) by and among the Fund, Tech Power Enterprises Limited, China International Fund SPC and Scienart Advantage Master Fund, the Fund sold an aggregate of 4,528,520 Ordinary Shares, constituting all of the Ordinary Shares beneficially owned by the reporting persons, to China International Fund SPC and Scienart Advantage Master Fund at a price equal to $3.00 per share.

Except as set forth herein, the reporting persons do not have beneficial ownership of, and have not engaged in any transaction since the filing of Amendment No. 4 to the Schedule 13D in, any Ordinary Shares.

(e) On April 29, 2014, the reporting persons ceased to be the beneficial owners of more than five percent of the Ordinary Shares.

13D

CUSIP No. 16938G 107	Page 10 of 12 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and restated in full as follows:

The description of the Shareholders Agreement in Item 4 is incorporated herein by reference.

The GP is the general partner of the Fund. SB Investments is the general partner of the GP. Asia Investments is the sole shareholder of SB Investments. Asia Investments is controlled, in respect of its authority over SB Investments, by SB Singapore. Softbank is the sole shareholder of SB Singapore. Mr. Fisher is the sole director of SB Investments. Accordingly, securities owned by the Fund may be regarded as being beneficially owned by the GP, securities owned by the GP may be regarded as being beneficially owned by SB Investments, securities owned by SB Investments may be regarded as being beneficially owned by each of Asia Investments and Mr. Fisher, securities owned by Asia Investments may be regarded as being beneficially owned by SB Singapore, and securities owned by SB Singapore may be regarded as being beneficially owned by Softbank. Each of the reporting persons other than the Fund disclaims beneficial ownership of the Ordinary Shares held by the Fund, except to the extent of its pecuniary interests in the shares, if any.

On April 10, 2014, the Fund, Tech Power Enterprises Limited, China International Fund SPC and Scienart Advantage Master Fund entered into the Share Purchase Agreement relating to the sale (the “Sale”) by the Fund and Tech Power Enterprise Limited of an aggregate 4,542,185 Ordinary Shares at a purchase price of $3.00 per share. The Fund made customary representations and warranties to the purchasers regarding, among other things, its ownership of the shares subject to the Sale and its authorization to enter into the Share Purchase Agreement. The Share Purchase Agreement included conditions to the obligation of the parties to consummate the Sale, including the approval of the Sale by the Issuer’s board of directors. As a condition to, and in connection with, the closing of the Sale, Andrew Yan, a Managing Partner of the Fund, resigned as a director of the Issuer. The Fund is obligated to use its best efforts to cause the Issuer to appoint a person nominated by China International Fund SPC to fill the vacancy on the Issuer’s board of directors caused by Mr. Yan’s resignation.

Except as described above, the Shareholders Agreement described in Item 4 and as otherwise set forth in this Schedule 13D or filed in the Exhibits hereto, none of the reporting persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Issuer, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and restated in full as follows:

Exhibit No.	Description

99.1	Joint Filing Agreement, dated February 2, 2009, by and among the Reporting Persons (previously filed as an exhibit to the Original 13D and incorporated herein by reference).

99.2	First Amended and Restated Shareholders Agreement of the Issuer, dated September 13, 2007, by and among the Issuer, the Fund and certain other shareholders parties thereto (previously filed as an exhibit to the Issuer’s Registration Statement on Form F-1 (File No. 333-146072) and incorporated herein by reference thereto).

99.3	Share Purchase Agreement dated April 10, 2014 by and among SB Asia Infrastructure Fund L.P., Tech Power Enterprise Limited, China International Fund SPC and Scienart Advantage Master Fund.

[signature page follows]

13D

CUSIP No. 16938G 107	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	April 29, 2014

SB ASIA INFRASTRUCTURE FUND L.P. by SB Asia Pacific Partners L.P., its General Partner by SB Asia Pacific Investments Limited, its General Partner

By:

/s/ Ronald D. Fisher
Name:	Ronald D. Fisher
Title:	Director

SB ASIA PACIFIC PARTNERS L.P. by SB Asia Pacific Investments Limited, its General Partner

By:

/s/ Ronald D. Fisher
Name:	Ronald D. Fisher
Title:	Director

SB ASIA PACIFIC INVESTMENTS LIMITED

By:

/s/ Ronald D. Fisher
Name:	Ronald D. Fisher
Title:	Director

ASIA INFRASTRUCTURE INVESTMENTS LIMITED

By:

/s/ Ronald D. Fisher
Name:	Ronald D. Fisher
Title:	Director

13D

CUSIP No. 16938G 107	Page 12 of 12 Pages

SB FIRST SINGAPORE PTE. LTD.

By:

/s/ Joshua O. Lubov
Name:	Joshua O. Lubov
Title:	Director

SOFTBANK CORP.

By:

/s/ Ronald D. Fisher
Name:	Ronald D. Fisher
Title:	Attorney-in-Fact

RONALD D. FISHER

/s/ Ronald D. Fisher
Name:	Ronald D. Fisher